EXHIBIT 99(a)(1)(iv)

November 1, 2004

Dear Shareholder:

      First Indiana Corporation is offering to purchase up to 1,600,000 of its common shares at a purchase price of $23.50 per share. A copy of our Offer to Purchase and related materials (including the form of Letter of Transmittal to be used to tender shares for purchase) is enclosed. If you hold your shares through a broker or other nominee, your broker or other nominee will give you instructions for tendering your shares.

      No brokerage fees or commissions will be charged to you if you tender shares registered in your name. If you hold shares through a broker or bank, however, you should ask your broker or bank whether you will be charged a fee to tender your shares. If you own of record or beneficially less than 100 shares and tender all of your shares, you will receive priority and have all of your shares purchased, even if more than 1,600,000 shares are tendered.

      Our Board of Directors has determined that the purchase of our shares at this time is an effective way to use our strong capital base and increase value to our shareholders.

      We encourage you to read carefully the Offer to Purchase, Letter of Transmittal, and related documents. Neither First Indiana nor our Board of Directors makes any recommendation to any shareholder whether or not to tender any shares. You should make your decision independently after consulting with your advisors.

      To assist us with this offer, we have engaged Georgeson Shareholder Communications Inc. to serve as the Information Agent. Representatives from this firm may contact you by phone to make sure you have received the Offer to Purchase and related materials and to answer any questions you may have.

      Please note that the offer is scheduled to expire at 5:00 p.m., Eastern Standard Time, on Monday, December 13, 2004, unless we extend it.

      If you have any questions relating to the tender offer, please do not hesitate to call the Information Agent, Georgeson Shareholder Communications Inc., toll free at 1-800-457-0759. Again, we encourage you to read carefully the enclosed materials.

      Thank you for your consideration.

Sincerely,

Robert H. McKinney
Chairman
First Indiana Corporation

First Indiana Corporation

First Indiana Plaza
135 North Pennsylvania Street
Indianapolis, IN 46204
(317) 269-1200